UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13DA-1

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1) *

                             Reflect Scientific, Inc.
                              (Formerly, Cole, Inc.)
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE.
                         (Title of Class of Securities)

                                  75866f101
                                  ---------
                                (CUSIP Number)

                                 S.C.S., Inc.
                           455 East 500 South, #201
                           Salt Lake City, UT 84111
                                (801) 532-1763
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                              September 13, 2005
                              ------------------
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                  SCHEDULE 13DA-1


                              CUSIP NO.: 75866f101

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.C.S., Inc.
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            Disposition of Securities
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      7.    SOLE VOTING POWER

            1,037,867

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        1,037,867

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
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      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            1,037,867

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2%

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      14.   TYPE OF REPORTING PERSON

            CO
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*  The reporting person expressly disclaims (i)the existence of any group and
   (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


                                  SCHEDULE 13DA-1

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Reflect Scientific, Inc. (formerly, "Cole, Inc."), a Utah corporation (the "Company"). The Company's principal executive offices are now located at 970 Terra Bella Avenue, Mountain View, California 94043.

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by S.C.S., Inc. ("S.C.S").

(b) The business address of S.C.S. is 455 East 500 South, Suite 201, Salt Lake City, Utah 84111.

(c)  S.C.S. is a stockholder of the Company.

(d) During the last five years, S.C.S. has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, S.C.S. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  S.C.S. is an entity of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This Schedule reports a disposition of Common Stock of the Company.

ITEM  4.  PURPOSE OF TRANSACTION.

      Investment decision to sell a portion of the Common Stock owned.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 24,380,000 shares of Common Stock outstanding as of September 13, 2005. S.C.S. is now the beneficial owner of 1,037,867 shares of Common Stock, which represents approximately 4.2%
    of the outstanding shares of the Company's Common Stock.

(b) S.C.S. has the sole power to direct the vote of the 2,184,699 shares of Common Stock beneficially owned by it and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13DA-1, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by S.C.S.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among S.C.S. and any other person with respect to any securities of the Company.

     S.C.S. disposed of 1,733,199 shares in one or more private transactions by sale and/or gift on September 13, 2005, and taken together with other minor changes in beneficial ownership of the Company's Common Stock since January 13, 2004 (the date of the filing of the initial Schedule 13D), S.C.S. currently owns the 1,037,867 shares or approximately 4.2% of the outstanding securities of the Company.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 09/13/05

/s/ Karl Smith
---------------------
S.C.S., Inc.